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                                                                  EXHIBIT 2


Contact:  Lucy Flynn, Wang
          (508)967-6440, lucy.flynn@wang.com



                      WANG REPORTS DECEMBER QUARTER RESULTS

BILLERICA, Mass. (January 29, 1997) - Wang (NASDAQ: WANG) reported revenues for the quarter ended December 31, 1996, of $363.7 million up from $292.5 million in the same quarter of the prior year.

     EBITDA was $38.1 million compared to $37.1 million in the same quarter in the prior year. Net income for the quarter was $4.5 million resulting in earnings per share of $0.03.

     During the quarter Wang continued to take advantage of opportunities for growth with recent customer wins. Wang Multi-vendor Service is successfully partnering with Control Data Systems Inc. to provide a state-of the-art X.500 messaging system for the Commonwealth of Massachusetts. D&H Distributing Inc. joins a growing list of system suppliers that have chosen Wang to provide support to their customers. In Australia, the South Sydney Council is following Wang's strategic approach to open systems by upgrading to Wang's VS 16000 and integrating with a local area network. An Australian university has recently signed a $1.6 million contract for Wang to install an ATI Microwave link and Cisco ATM switches and routers, providing connectivity to its three campuses.

     Wang's partnership with Microsoft remains strong, having recently been selected as one of three companies authorized to provide help desk services to Microsoft Solution Providers. In addition, Wang is partnering with Microsoft Consulting Services to provide technology services based on Microsoft's Solution Framework, and is participating in the Microsoft Service Advantage 97. In Australia, Telstra Business Group awarded Wang a multi-million dollar contract to upgrade laptops and desktops to standard Microsoft software.

     I-NET teamed up with Wang and was recently awarded a five-year U.S. Government Pacific Theater support contract by the Department of Defense to design, provide, operate and

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maintain telecommunications networks which interconnect training locations throughout the Pacific. Wang/I-NET was awarded its first IDIQ contract as a U.S. Government Prime Contractor for the National Institutes of Health.

     Revenues of the company's OPEN/software were $13.1 million for the quarter, versus $12.4 million in the prior year. Results for the quarter were negatively affected by the ongoing discussions concerning the sale of the company's Software Business to Eastman Kodak.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 1996

     Revenues for the year ended December 31, 1996, were $1,187.5 million, compared to revenues of $1,095.0 million for the year ended December 31, 1995. EBITDA for 1996 was $136.2 million compared to $113.5 million in 1995. Net loss for the year ended December 31, 1996, was $8.7 million compared to a net loss of $81.4 million in the prior year. These results include integration-related costs and other charges of $29.1 million and $91.4 million, respectively. Revenues of the company's OPEN/software were $53.1 million for the year, up from $35.2 million in the prior year.

     Wang Laboratories, Inc. is a recognized worldwide leader in workflow, integrated imaging, document management software, and network storage management for client/server open systems and a major worldwide provider of integration and support services for office software and networks. Information about Wang and its products can be found on the World Wide Web at www.wang.com.

     This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are delays in product development, changes in the mix of the company's service and software businesses, competitive pressures, general economic conditions and the risk factors detailed in the company's periodic reports and registration statements filed with the Securities and Exchange Commission.

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